Confidential

Alcon®

Presentation to Goldman Sachs

Discussion Materials

June 21, 2010

Greenhill

Confidential

Alcon®

Executive Summary

Summary Refutation of Goldman Sachs' / Novartis' Arguments

Goldman Sachs / Novartis Assertion	Greenhill / IDC Response	Description of Response
1. "Novartis is Paying Nestlé $168 for 77% of Alcon (in 2010 Value Terms)"	The Blended Price Paid to Nestlé Over a Two-year Period is Irrelevant to the Intrinsic Value of Alcon Today	▪ While Novartis views the acquisition of Nestlé's stake as one integrated transaction, Step 2 is the only relevant transaction to the minority shareholders as it represents the price being paid today to transfer control to Novartis ▪ The minority shareholders did not receive cash two years ago, nor did they receive a valuable in-the-money put option on their remaining shares ▪ While buying an appreciated stock at Novartis' historic cost basis would be a great trade for Novartis, it is unfair to the minority shareholders who held or bought the security over the intervening period ▪ The notion that Novartis' blended cost basis of $168 represents present value is flawed
2. "Novartis Merger Proposal Should be at a Lower Value Than $168"	Alcon's Fundamental Value Today Exceeds $168 per share	▪ Alcon's intrinsic value today, as determined by a DCF, exceeds $168 per share ▸ Sequential increases in cash flow since 2008 have driven DCF values higher, irrespective of how Alcon performed against the 2007 Strategic Plan and 2008 Operating Plan ▪ Alcon's expected 2009 – 2012E earnings growth is roughly the same as it was in April 2008, proving that the global recession has not altered Alcon's long-term growth profile ▪ To argue that Alcon should perform in-line with broad healthcare indices after April 2008 when it had always outperformed those indices since its IPO is disingenuous ▪ Novartis will not acquire all of the synergies (or even the 2/3rds it suggests) when it buys Nestlé's stake ▸ Minority shareholders need to be compensated for the realization of full synergies
3. "77% Provides Control and Full Flexibility to Acquire 100%"	IDC Approval is Required to Effect Any Merger or Commercial Arrangement between Novartis and Alcon	▪ Novartis cannot implement a merger without the approval of the IDC ▪ Any attempt to circumvent the IDC or impair its integrity in any way will force the IDC to pursue all legal remedies available to it, resulting in costly and protracted litigation and ultimately, a requirement to negotiate with the IDC ▪ Any commercial arrangements between Novartis and Alcon need to be entered into pursuant to arms-length negotiations followed by IDC approval

Confidential

Alcon

Executive Summary

Summary Refutation of Goldman Sachs' / Novartis' Arguments

Goldman Sachs / Novartis Assertion	Greenhill / IDC Response	Description of Response
4. "Merger Under Swiss Law Must be Equitable to Both Novartis and Alcon Shareholders"	Merger Must Be Equitable on the Basis of Value Contribution	▪ Relative **value**, including an appropriate apportionment of synergies, is the appropriate metric to determine an exchange ratio according to Swiss Merger Act ▪ Goldman Sachs' narrow definition of "equitable" implies that any low-growth (low P/E) company could effect a merger with a higher-growth (higher P/E) company at a substantially below-market price, which is nonsensical
5. "Alcon Shareholders Get More Than Equitable Share in a Superior Risk/Return Investment"	Alcon Has Always Traded at a Premium Multiple to Novartis, Reflecting the Market's View of Relative Value and Growth Prospects	▪ "Equitable" share can only be based on **value** contribution and not simply a contribution of current earnings, which ignores the fact that Alcon has always traded at twice the multiple of Novartis (i.e., Alcon earnings are worth twice as much as Novartis') and is expected to grow its earnings faster ▪ Novartis' expected near-term growth rates are substantially lower than Alcon's, when calculated appropriately ▪ The assertion that Novartis is a "much more attractive investment" because it trades at a lower P/E multiple has no basis in financial theory
6. "Alcon's Business Plan and Greenhill's Straight-line Extrapolation Thereof Are Too Aggressive"	Alcon Management Has Consistently Outperformed Both Internal Business Plans and Wall Street Consensus Estimates	▪ Novartis continues to assert that Alcon's plan is "too aggressive", but has failed to justify why it is better qualified to forecast Alcon's earnings than Alcon's own management team, which has exceeded Wall Street earnings estimates 28 of 31 times since its IPO ▪ Novartis continues to assert that Pharma revenue should decline 5% per annum through 2012 due to patent expirations even though **Alcon has no substantial patent expirations prior to 2012 and Q1 2010 Pharma revenue grew by 16.3%** ▪ Novartis / Goldman Sachs have not given us any materials supporting their projections
7. "Relative Values and Dilution Restricts Novartis and Its Shareholders"	The Purchase of Alcon's Minority Shares is Only Dilutive Because Novartis Chose to Allocate the Entire Stock Component of the Offer to this Portion of the Overall Transaction	▪ An all-cash purchase of Alcon's minority shares would be accretive to Novartis shareholders up to a purchase price well in excess of $250 per Alcon share ▪ Alcon's shares have an intrinsic value well in excess of Novartis' current offer and the IDC is obligated to reject an inequitable price for the minority shares, irrespective of the impact that Novartis' choice to use stock rather than cash will have on its own shareholders ▪ Alcon's institutional shareholders have expressed a strong preference for cash
8. "Market Expects Final Agreement Nearer to Novartis Proposal Than to Greenhill's Request"	Uncertainty Surrounding Process and Timing Has Resulted in Inefficient Alcon Stock Pricing	▪ Alcon's current market price is substantially deflated, relative to intrinsic value, due to uncertainty regarding timing of the transaction and the market's lack of familiarity with Swiss merger law ▪ Recent Wall Street analyst commentary supports our view that Alcon's intrinsic value substantially exceeds Novartis' current offer

Confidential

Alcon

1. The Step 2 Purchase Price Will Be Approximately $181.71 Per Share at Closing

The Step 2 purchase price of $181.71 represents the price paid for control of Alcon

Novartis should not be able to buy an appreciated stock at their historic cost basis

- Step 1 is an irrelevant metric because it represents a purchase of a minority stake at market and did not transfer control to Novartis, regardless of how Novartis chooses to characterize it
  - Most importantly, minority shareholders were not party to the first step
- Step 2 represents the change of control portion of the transaction and will be completed at roughly $181.71 per share
  - Goldman's presentation omitted the 1.45% interest component of the Step 2 purchase price, which is equal to roughly $1.70 per share
- While Novartis views Steps 1 & 2 as connected for their own purposes, the proposed transaction with the minority shareholders is only coincident with Step 2 (the control step)

Present Price of Step 2 Purchase – August 2010



$180.01
$1.70
$181.71
Step 2 Purchase Price
Interest (1)
Full Step 2 Purchase Price

Note:
(1) Interest assumes 1.45% carried interest until assumed close on August 31, 2010

Alcon

2. Alcon Should Not be Penalized for the Poor Performance of the Broader Markets, which It Has Always Outperformed

Alcon Has Always Outperformed Global Healthcare Indices

Relative Share Price Performance


500
400
300
200
100
0
Mar-02
Jun-03
Aug-04
Nov-05
Jan-07
Apr-08
Alcon
S&P Healthcare
NYSE Healthcare

- Alcon consistently outperformed the broader indices from the date of its IPO through April 2008
- To suggest that Alcon should now perform in-line with the broader market is disingenuous

Alcon's Trading Multiple Has Always Fared Better Than its "Peers"

EV / EBITDA Multiple

	12/31/02	4/4/08	Δ
Medical Index	12.9x	11.2x	-1.7x
Allergan	20.3x	14.8x	-5.5x
Alcon	12.4x	17.9x	5.5x


32x
28x
24x
20x
16x
12x
Dec-02
Nov-03
Sep-04
Aug-05
Jul-06
May-07
Apr-08
Alcon
Medical Index
Allergan

- Alcon's EV/EBITDA multiple **expanded** from its IPO through 4/4/08 by 5.5x compared to a 1.7x **contraction** for the Medical Index and 5.5x **contraction** for Alcon's then-closest competitor, Allergan
- Again, to suggest that Alcon's multiple should now contract in-line with broad healthcare indices, when that was not the case in the past, is disingenuous
- Alcon is a unique investment opportunity in the highly differentiated eye care market
  - Global market leader across nearly all of its businesses
  - Only pure-play, publicly traded ophthalmology company of scale

Source: FactSet
Note: Alcon went public in March 2002 but sufficient analyst data is not available until the beginning of 2003; Medical Index includes Abbott Laboratories, Allergan Inc., Baxter International, Johnson & Johnson, Medtronic Inc., St. Jude Medical, Stryker Corporation and Zimmer Holdings

Confidential

Alcon

2. Alcon Looks to Achieve Its Plan on a Cumulative Basis

Alcon's cumulative revenue and operating profit miss compared to the 2007 Strategic Plan and 2008 Operating Plan (the "Plans") is minimal, particularly in light of the global economic recession

- **Changes in Wall Street EPS estimates are less relevant since the Plans served as the basis for the Nestlé transaction and Wall Street research tends to be less reliable beyond one year**

- Alcon's 2007 Strategic Plan and 2008 Operating Plan served as the basis upon which Alcon's valuation was negotiated in early 2008
  - Alcon exceeded the Plans in 2008 and missed slightly in 2009 and 2010
  - On a cumulative basis, Alcon was within normal budgeting tolerances of the Plans
  - Projected results are tracking ahead of plan, with the potential to further narrow, or eliminate, the slight cumulative miss

	Change Versus the Plans			
	2008A	2009A	2010E	Cumulative
Total Revenue	0.5%	(2.3%)	(3.1%)	(1.7%)
Operating Profit (1)	4.2%	(3.9%)	(3.4%)	(1.3%)

- According to Goldman Sachs, Novartis discounted the Plans to calculate its internal valuation for the purchase of the Nestlé stake
  - **Therefore, as Goldman Sachs tacitly acknowledged, this implies that Alcon <u>EXCEEDED</u> Novartis' discounted estimates for Alcon**

Note:
(1) Novartis is acquiring Alcon's operating income and will overlay its own capital structure on the entity

Confidential

Alcon

2. Alcon's Business Development Efforts Provide Upside Not Factored into the Plans

Goldman Sachs and Novartis continue to highlight the potential risks in the Alcon projections (particularly related to the pharma segment forecast) while failing to acknowledge the numerous positive developments that have occurred since April 2008

- Novartis and Goldman Sachs have completely ignored Alcon's positive developments since April 2008:
  - Positive resolution of the Vigamox litigation
  - Launch of ReSTOR 3.0 in Q1 2009, increasing Alcon's US PC-IOL market share from 45.0% in Q4 2008 to 57.5% in Q4 2009
  - Acquisition of Sirion (January 2010)
    - Durezol performing ahead of plan with ~$30 million of expected sales in 2010
  - Acquisition of Optonol (December 2009)
    - Optonol expected sales of $15 million for 2010, but this is expected to increase significantly as a result of further integration into the Alcon portfolio
  - Licensing / Acquisition of Potentia (October 2009)
    - Entered into a licensing agreement, with purchase option, for Potentia, a biotechnology company working to develop drugs to address AMD
  - Acquisition of ESBATech (September 2009)
    - Strategically important in giving Alcon a platform with a stream of future compounds
  - Collaboration with AstraZenaca (July 2009)
    - Alcon gains exclusive access to AstraZeneca's compound library for drug discovery and potential development in ophthalmology
  - Acquisition of WaveLight (May 2009)
    - Provides Alcon with full ownership of a leading manufacturer of refractive surgery systems
- **Since 2008, Alcon has grown market share in virtually every market segment**

Confidential

Alcon

2. DCF Value Increases as Cash Flows Increase Sequentially

Goldman Sachs' assertion that Alcon's valuation must be lower today than in April 2008 due to Alcon's slight miss of the Plans is overly simplistic and inaccurate

Alcon achieved in excess of 98% of its projected operating income in the Plans, continuing to grow earnings sequentially since 2008, which indicates that a DCF value today should be higher than in April 2008

- **Slight miss in 2009 is less relevant in light of the fact that future growth rates remain as they were in early 2008**
- **Realistically, the hypothetical DCF analyses understate value today, given the fact that a five-year DCF, at growth rates that still exceed perpetuity growth rates, would yield indexed values of $120[3] and $114[3] for scenarios 1 & 2, respectively**

- Notwithstanding the fact that Alcon essentially hit the Plans and likely exceeded Novartis' projections, simply increasing cash flows sequentially leads to higher intrinsic values with each passing year
  - This analysis understates value creation under the assumption that Alcon continues to grow in excess of perpetuity growth rates beyond three years
- The hypothetical examples below analyze the present value of a stream of illustrative cash flows at different points in time

Hypothetical DCF - January 2008 Valuation Date[1]

	2008	2009	2010	2011	2012	Terminal
Hypothetical Unlevered Free Cash Flow	$4.4	$4.6	$5.3	$5.8	$6.3	$6.3
						3.0%
						$118.3
PV of Cash Flows at WACC of 8.5%	$4.3	$4.0	$4.4	$4.3	$4.4	$78.6
Sum of PV of Cash Flows at WACC of 8.5%	**$100**					

Hypothetical DCF - January 2010 Valuation Date - Scenario 1: Meet Plan

	2010	2011	2012	Terminal
Hypothetical Unlevered Free Cash Flow	$5.3	$5.8	$6.3	$6.3
				3.0%
				$118.3
PV of Cash Flows at WACC of 8.5%	$5.1	$5.1	$5.1	$92.6
Sum of PV of Cash Flows at WACC of 8.5%	**$108**			

Hypothetical DCF - January 2010 Valuation Date - Scenario 2: Miss Plan by 5% [2]

	2010	2011	2012	Terminal
Hypothetical Unlevered Free Cash Flow	$5.1	$5.5	$6.0	$6.0
				3.0%
				$112.3
PV of Cash Flows at WACC of 8.5%	$4.9	$4.8	$4.9	$88.0
Sum of PV of Cash Flows at WACC of 8.5%	**$103**			

Notes:
(1) Numbers constructed to create a current value of $100 in 2008. The hypothetical company is not Alcon and these do not represent Alcon's actual projections
(2) Assumes a 5% miss in 2010 – 2012 with the same long-term growth rate of 3%
(3) Assumes 2012 growth rate for 2013 and 2014

Confidential

Alcon

3. IDC Approval Will be Required for Any Merger Effected under Swiss Law

The IDC has control or influence over three of the five requisite steps for a merger to be consummated pursuant to applicable Swiss law and Alcon's organizational documents

- The merger proposal announced by Novartis on January 4, 2010 is governed by Swiss law, in particular the Swiss Merger Act and the Swiss Code of Obligations
- Under Swiss law and Alcon's organizational documents, Novartis' merger proposal will only become legally effective once the following five mandatory steps have been completed:
  - Step 1*: approval by the IDC
  - Step 2*: approval by the boards of Alcon and of Novartis
  - Step 3 : confirmation by an independent auditor that the merger consideration is "justifiable" and the process for determining the exchange ratio was "adequate"
  - Step 4 : approval by the shareholders' meetings of Alcon and Novartis (66 2/3% majority)
  - Step 5*: registration of the transaction in the relevant Swiss Trade Registries

***Steps that are subject to the control of, or challenge by, the IDC**

Confidential

Alcon

3. IDC Approval Will be Required for Any Merger Effected under Swiss Law

The IDC has very strong blocking rights if Novartis attempts to acquire the minority shares for a value deemed inadequate by the IDC

- Under Swiss law and Alcon's organizational documents, the IDC benefits from a legal blocking power with respect to at least three out of the five steps required to implement the proposed merger:
  - Blocking step 1 (IDC approval): The IDC can refuse to recommend, and thus block under Article V, Section 5 of Alcon's Organizational Regulations, a merger proposal that it determines is not in the best interests of Alcon and the minority shareholders
  - Blocking step 2 (board approval): Under Swiss law and Alcon's organizational documents, conflicted directors cannot take part in the board vote (see for instance Article 717 of the Swiss Code of Obligations and Article VIII, Section 3 of Alcon's Organizational Regulations). Therefore, the (current or future) interested Novartis-appointed directors are barred from voting on Novartis' merger proposal unless prior approval of the IDC has been obtained
  - Blocking step 5 (registration in the relevant Swiss Trade Registries): The following actions may be taken by a minority shareholder and/or the Alcon board (consisting of the disinterested directors) in order to block the registration of the merger in the Swiss Trade Registries: (A) the notification to the relevant Swiss Trade Registries of an opposition to the registration of the merger (which, as a matter of law, blocks the registration for a 10-day period); followed by (B) the filing of a request for interim relief blocking the registration (similar to a preliminary injunction under U.S. law); and, if the interim relief is granted, (C) the filing of a claim on the merits to annul the resolution of the shareholders' meeting that approved the merger. The merger cannot be registered and cannot become legally effective before a court has either finally denied the request for interim relief or finally dismissed the annulment claim on the merits
- The three legal blocking powers listed above demonstrate that Novartis cannot implement its merger proposal without the prior approval of the IDC

Confidential

Alcon®

3. IDC Approval Will be Required for Any Merger Effected under Swiss Law

Novartis cannot circumvent the IDC's charter by replacing or otherwise altering its members

Further, any IDC member would need to take into account the substantial record and analysis created by the current IDC, its advisors and other third parties

- The IDC was formed in December 2008, following the sale of the first tranche (approx. 24%) of Alcon shares from Nestlé to Novartis, precisely because the Alcon board (i) recognized the possible conflicts of interest inherent in any relationship between a company and major shareholders represented on its board and (ii) intended to protect Alcon's minority shareholders against a coercive transaction initiated by a major shareholder
  - Approved unanimously by the entire board, including Novartis' representative
- Novartis may not circumvent the IDC's powers by modifying the powers and duties of the IDC
  - Article XI, Section 3 of Alcon's Organizational Regulations provides that any amendment *"affecting the powers and duties of the Independent Director Committee shall only be valid if approved by a majority of the members of such committee."*
- Novartis may not circumvent the IDC's powers by changing the composition of the IDC (e.g., by replacing the current members of the IDC or by packing the IDC)
  - Actions taken for the purpose of facilitating circumvention of the minority protections embodied in the current IDC would result in the same conflict of interest as attempting to take the prohibited actions directly
  - Any allegedly "independent" director appointed by Novartis in replacement of (or in addition to) the current IDC members as well as any other disinterested director appointed by Novartis would be obliged to comply with the fiduciary duties set forth in Swiss law and in Alcon's organizational documents, including protecting the rights of Alcon and the minority shareholders. Such directors' compliance with their fiduciary duties would have to take into account the analyses performed and conclusions reached by the current IDC and its advisors, as well as materials published by third parties (e.g., RiskMetrics)
  - Directors breaching their fiduciary duties (for instance by accepting a merger proposal that is not in the best interests of the company and its shareholders) are subject to personal civil liability under Swiss law
  - The IDC complied with its fiduciary duties in rejecting Novartis' current merger proposal because its terms are clearly not in the best interests of Alcon and the minority shareholders

Alcon

3. If Novartis Maintains Just a 76% Stake, it will Not Have "Full Flexibility" to Control Alcon

Once Novartis has 76% control, it will still need to seek approval from the IDC on all commercial arrangements with Alcon

This will preclude Novartis from attaining the full amount of substantial synergies that could otherwise be achieved if it did not have to account for minority shareholder rights (i.e., if it owned 100% of Alcon shares)

- Minority shareholders would continue to be protected by the IDC for all matters that create a conflict of interest
- Specifically, Novartis would not be able to do the following without IDC approval:
  - Dissolve the IDC
  - Unilaterally change the powers and duties of the IDC
  - Unilaterally change IDC members to circumvent minority shareholder protections
  - Force a contribution of Alcon assets to Novartis or vice-versa without arm's-length negotiations
  - Dividend money to itself without giving minority shareholders their share
  - Otherwise extract capital at the expense of minority shareholders
  - Enter into intercompany relationships, such as distribution of Alcon products by Novartis and vice-versa, other than pursuant to arm's-length negotiations on commercially reasonable terms followed by IDC approval
  - Note: this list is not exhaustive
- Therefore, Novartis would not have access to the full potential synergies of Alcon's cash flows and cash balance until the minority shares are acquired

Confidential

Alcon

4. Relative Financial Contribution[1] Not the Decisive Metric to be Used to Determine Equitable Exchange Ratios

"Justifiable" merger consideration, according to Swiss Merger Act experts, means fair value, including accounting for synergies

The suggestion that relative financial contribution is the only measure of an "equitable" exchange ratio is not supported by Swiss law and:

- **Ignores all other accepted valuation metrics**
- **Produces perverse implications when applied to other situations**

The suggestion that a squeeze-out premium is not warranted contradicts even Novartis' own launch documents

- According to independent Swiss Merger Act experts and Swiss counsel, relative financial contribution is not the decisive metric that should be considered by the IDC when assessing the appropriate exchange ratio (as Goldman Sachs contends)
  - Relative **value** is the appropriate metric to determine an exchange ratio
  - This is consistent with commonly accepted merger practice in all major markets
  - Goldman Sachs' concept of "equitable" implies that any low-growth company could effect a merger with a high-growth company at a substantially below-market price, which is nonsensical
  - It would also imply, for example, that a biotechnology company with a recently approved $1 billion drug, but no revenues, would be worth very little or nothing
- Independent Swiss Merger Act experts and Swiss counsel have also advised us that synergies should be included in the relative value calculation
- According to Art. 7 para. 1 of the Swiss Merger Act, "the members of the transferring legal entity are entitled to equity and membership rights in the acquiring legal entity, which correspond to their former equity or membership rights, having regard to the net assets of the legal entities involved in the merger, the allotment of voting rights, as well as all other relevant circumstances." In its notice to the Swiss parliament, the Swiss Federal Council (i.e., the Swiss government) explicitly interpreted the term "other relevant circumstances" as including the development prospects of the companies involved in a merger and the synergies resulting therefrom
- **Alcon minority shareholders prefer cash to stock; dollar value of consideration received is the most important metric to them**
- Alcon has greater prospects than Novartis, which of course gives rise to Novartis' desire to acquire Alcon

Note:
(1) As defined by Goldman Sachs in their presentation dated May 27, 2010

Confidential

Alcon

5. Alcon Minority Shareholders Are Being Asked to Sacrifice Growth and Total Shareholder Return

Comparing the absolute value of Alcon's current 2011E EPS ($8.36 per share) to what Alcon shareholders will receive in the pro forma Novartis entity ($15.23 per share) is an irrelevant comparison; this is analogous to arguing that 1 lb of gold is worth less than 2 lbs of silver simply because it weighs less

The relevant comparison is the <u>value</u> of the EPS contributed by Alcon versus the <u>value</u> of the EPS received. Alcon has historically traded at a <u>roughly 2x higher multiple than Novartis; therefore, every $1 of Alcon EPS is worth roughly $2 of Novartis EPS</u>

Revenue Growth (10E – 12E)



7.2%
4.1%
3.9%
3.5%
ACL IBES
NVS + 100% of Alcon
NVS + 76% of Alcon
NVS Standalone

- Goldman Sachs' assertion that Novartis' revenue growth rivals Alcon's is misleading because it counts acquired Alcon revenue in its own growth rate
  - Minority shareholders currently have a pure play investment in Alcon's growth, which will be diluted by Novartis' much lower growth rate
- Novartis' revenue growth, even pro forma for owning 100% of Alcon, is only 4.1%
- Novartis' pure standalone revenue growth is lower still at 3.5%, less than ½ of Alcon's growth rate

EPS Growth (10E – 12E)



10.1%
8.6%
8.3%
6.8%
ACL IBES
NVS + 100% of Alcon
NVS + 76% of Alcon
NVS Standalone

- Novartis' EPS growth, even pro forma for owning 100% of Alcon, is only 8.6%
- Novartis' pure standalone EPS growth is lower still at 6.8%

Total Shareholder Return[(1)]

Year	Alcon	Novartis	Difference
2002	16.0%	(22.7%)	38.8%
2003	54.3%	13.5%	40.8%
2004	34.1%	3.9%	30.3%
2005	62.4%	22.7%	39.7%
2006	(12.6%)	3.4%	(16.0%)
2007	29.9%	(9.9%)	39.8%
2008	(36.6%)	(12.5%)	(24.1%)
2009	91.2%	12.2%	79.0%
Average	**29.9%**	**1.3%**	**28.5%**

- Alcon has outperformed Novartis in terms of total shareholder return (notwithstanding Novartis' higher dividend) every individual year since Alcon's IPO, except in 2006 and 2008
  - Alcon's outperformance was significant in all other years, ranging from 30% - 79% excess return
- Alcon's average annual return was ~30% compared to Novartis' ~1% and Alcon's compound annual return since its IPO was ~24% compared to Novartis' ~0%

Note:
(1) 2010 data excluded given the proposed take-out of the minority
Source: BofA Merrill Lynch Research, FactSet, Alcon Management

5. Alcon Shareholders Also Sacrificing ROA and ROE

Alcon

Alcon shareholders have received substantially higher returns on assets and equity, as compared to Novartis, over the past nine years

Average Over Period		
	Alcon	Novartis
ROA	15.9%	7.4%
ROE	42.8%	16.7%

Return on Assets



20%
18%
16%
14%
12%
10%
8%
6%
4%
2001
2002
2003
2004
2005
2006
2007
2008
2009
Alcon
Novartis

Return on Equity



60%
55%
50%
45%
40%
35%
30%
25%
20%
15%
10%
2001
2002
2003
2004
2005
2006
2007
2008
2009
Alcon
Novartis

Source: Capital IQ

Confidential

Alcon

5. Novartis Patent Expiration Schedule

Alcon minority shareholders are being asked to assume substantial Novartis patent expiration risk

- **Novartis does not enjoy the same product life cycle extension strategies relative to those available to Alcon for its ophthalmology products**
- **Alcon has a track record of successfully managing patent expirations, such as with Ciloxan**

Patent Expiry Revenue / Yr(4)



$9,000
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
Expiry Revenue ($mm)
$1,426
$8,535
$2,777
$1,224
$4,483
2011
2012
2013
2014
2015

- Existing patent challenges (bolded below):
  - Exforge, Gleevec/Glivec, Zometa, Reclast/Aclasta, Lescol/Lescol XL, Stalevo, Ritalin Group and Lotrel

Novartis Patent Expirations

($ in millions)

Drug Name	Expiration Date	2010 Sales
Diovan / Co-Diovan	2012	$6,037
Gleevec / Glivec	**2015**	**$4,406**
Zometa	**2013**	**$1,547**
Femara	2011	$1,426
Sandostatin Group	2014	$1,224
Exelon Group	2012	$1,112
Exforge Group	**2012**	**$917**
Exjade Group	2019	$799
Aclasta	**2013**	**$620**
Comtan / Stalevo(1)	2013	$610
Ritalin Group(1)	**2018**	**$480**
Lescol	**2012**	**$469**
Myfortic(1)	2017	$400
Galvus	2024	$331
Xolair(1)	2018	$330
Tasigna	2023	$300
Lotrel	**2017**	**$283**
Afinitor	2019	$155
Famvir	2015	$77
Ilaris	2023	$50
Total Expiring in 2015 or Earlier (2)		**$18,445**
Total 2010E NVS Pharma Sales (3)		**$31,179**
Patent Expiry % of Total Pharma Sales (3)		**59.2%**

Top seven products subject to patent expiry 2011-2015

Notes: Orange shading indicates drugs expiring in or before 2015. Bolded drugs represent existing patent challenges as per public disclosure
(1) According to Cowen & Company Research (1/13/2010)
(2) Sum of revenue generated by drugs in year immediately preceding patent expiration
(3) Novartis sales estimates per Bank of America Merrill Lynch research dated April 22, 2010
(4) Assumes drug sales remain at 2010 levels
Source: Pharmawire, Novartis public filings

Confidential

Alcon

5. Alcon Minority Shareholders Have Expressed a Strong Preference For Cash Consideration

Alcon shareholders would prefer to receive cash consideration over stock

- **Let investors make decisions about their risk/return preferences based on their individual portfolio strategies and views**
- **Thus far, their decision has been clear with respect to their lack of desire for Novartis stock**

Moreover, cash is far more accretive to Novartis shareholders

In this Instance, Stock Consideration is Inferior to Cash Consideration

- Stock consideration forces Alcon shareholders to trade a high-growth, high-margin business for a mature, low-growth business facing a substantial patent cliff in 2012
  - Offer value is floating with no downside protection for Alcon shareholders for downward movements in Novartis' share price (as seen since January 2010)
  - Novartis should let sophisticated institutional investors decide how they want to invest their capital – cash is the best way to accomplish this
  - Stock consideration here also likely taxable, nullifying one of its few benefits
  - Alcon shareholders do not want Novartis stock as evidenced by the fact that there is minimal natural shareholder overlap
    - Those shareholders who do desire to hold Novartis already have a position and, given its liquidity, presumably have the amount desired based on their own portfolio strategy and investment thesis
- Every shareholder to whom we have spoken has complained about stock consideration and expressed its desire for cash
- Stock consideration results in a much more dilutive deal for Novartis shareholders
- Cash consideration in USD (as Nestlé is receiving) removes foreign exchange risk for the predominantly U.S.-based Alcon minority shareholders

Refutation of Other Goldman Sachs Arguments

- The assertion that Novartis is a "much more attractive investment" because it trades at a lower multiple has no basis in financial theory
  - Higher growth companies will usually trade at higher multiples
- By practically any measure, Alcon stock has historically outperformed Novartis' stock (Alcon has generated an average annual return of 30% since its IPO compared to a 1% return for Novartis over the same period)
  - Even if investors believe Novartis represents a lower risk opportunity, the return sacrifice seems to far outweigh the modest reduction in risk
  - Novartis' lower volatility has resulted in ~0% CAGR since Alcon's IPO
- With $9.3 billion of public float, and 2009 daily trading volume of $76 million, Alcon stock has ample liquidity

Confidential

Alcon

5. Limited Overlapping Shareholder Base

Alcon and Novartis share very few overlapping investors, indicating limited interest in Novartis stock from Alcon shareholders

- Those who do own a position in Novartis can easily manage that position upward or downward given Novartis' liquidity
- Additionally, institutions that own Novartis shares may own it through different funds with different investment strategies than those invested in Alcon

Top 20 Novartis Shareholders

Holder Name	3/31/2010
Sandoz Family Foundation	88,870,724
BlackRock Global Investors	87,857,256
Capital Research Global Investors	46,001,063
Norges Bank Investment Management	41,816,071
UBS Global Asset Management Switzerland	32,099,615
Credit Suisse AG	21,763,973
Vanguard Group, Inc.	13,064,506
Templeton Global Advisors Ltd.	13,002,657
Swisscanto Asset Management AG	12,593,296
TIAA-CREF Asset Management LLC	11,906,721
Pictet Asset Management SA	11,749,886
Grantham, Mayo, Van Otterloo Co. LLC	11,386,146
DWS Investment GmbH	10,350,071
State Street Global Advisors Ltd. (UK)	10,079,922
Thornburg Investment Management, Inc.	8,610,266
APG Asset Management	8,106,344
AllianceBernstein LP	7,899,855
Schroder Investment Management Ltd.	7,467,088
Wellington Management Co. LLP	6,952,582
Allianz Global Investors Kapitalanlagegesellschaft	6,549,747

Top 20 Alcon Public Shareholders

Holder Name	3/31/2010
AllianceBernstein LP	11,487,183
Jennison Associates LLC	4,956,613
Deutsche Bank Investment Management, Inc.	2,626,393
S.A.C. Capital Advisors LP	2,520,737
BlackRock Global Investors	2,131,338
JGD Management Corp.	2,106,250
Morgan Stanley & Co., Inc.	1,946,889
Fidelity Management & Research	1,652,000
Gruss Asset Management LP	1,185,000
Calamos Advisors LLC	1,108,301
Mason Capital Management LLC	1,022,325
Franklin Mutual Advisers LLC	950,199
UBS Global Asset Management	925,567
Union Investment Privatfonds GmbH	911,300
Neuberger Berman LLC	851,135
Canyon Capital Advisors LLC	800,000
Eton Park Capital Management LP	758,140
BlackRock Advisors LLC	736,112
Invesco AIM Management Group, Inc.	732,444
Victory Capital Management, Inc.	730,846

Source: FactSet

Confidential

Alcon

5. "Equitable" Share Should be Determined by Value Contribution, Including Synergies

Synergy allocations subject to negotiation as to amount of synergies, as well as apportionment

- According to independent Swiss Merger Act experts, Swiss merger law requires equitable allocation of synergies to target and acquiror shareholders
  - Novartis did not acquire full synergies with the Nestlé stake and does not have free access to Alcon cash
  - Exchange ratio should be based on relative value, as is common practice in mergers
- Given the substantial value of revenue and cost synergies in this case, the distribution of synergies between Alcon and Novartis could have a meaningful impact on the implied exchange ratio
- If Novartis consummates Step 2 and the minority squeeze-out simultaneously (or nearly so) as they desire, the consideration paid for the entire block would be ~2/3 cash and ~1/3 stock
  - Employing a contribution analysis for this consideration mix is unusual
- Cost synergies can be worth in total \$11 to \$13 per Alcon share
  - Both sides agree on amount of potential cost synergies
- Revenue synergies can be worth in total an additional \$15 to \$20 per Alcon share assuming only a 50% probability to achieve them

Source: Alcon Management

Confidential

Alcon

5. Squeeze-Out Premium Analysis Supports IDC's View of DCF Value

Regardless of the minor differences between the Greenhill, Goldman Sachs and RiskMetrics premia data, when applied to the proper prices, all result in prices in excess of $177 per share

- Novartis acknowledged that premium was a relevant metric in its initial release materials
  - "...this proposal represents an implied price of USD 153 per Alcon share and a 12% premium to Alcon's unaffected publicly-traded share price" *(Merger offer press release – January 4, 2010)*
  - Further discussions led to a greater understanding of the underlying premium data and how it was misapplied
  - Views of relevant precedent premia are not vastly different, even though the IDC and GHL strongly believe that cash squeeze-outs should be included in the data set

Greenhill Analysis

	Final Premium	
	1 Day	1 Month
Mean	21.0%	26.6%
Median	15.8%	20.3%

Goldman Sachs Analysis

	Final Premium	
	1 Day	1 Month
Mean	14.8%	25.2%
Median	13.4%	18.4%

RiskMetrics Analysis

	Final Premium	
	1 Day	1 Month
Mean	18.0%	23.8%
Median	12.9%	21.3%

- The Goldman Sachs/Novartis analysis is flawed in that they applied the 1 day premium to a hypothetical (and undefensible) "unaffected stock price"
  - Given that the precedents were for squeeze-outs, the data already accounts for any run-up to the 30 day and 1 day price (this is why the 1 day data is meaningfully lower than the 30 day data in each analysis).
  - Proper application yields the following results:

Greenhill Analysis

	Implied Price Calculation		
	Market	Premium	Squeeze-Out
1 Day	$164.35	15.8%	$190.32
1 Month	$149.76	20.3%	$180.16

Goldman Sachs Analysis

	Implied Price Calculation		
	Market	Premium	Squeeze-Out
1 Day	$164.35	13.4%	$186.37
1 Month	$149.76	18.4%	$177.32

RiskMetrics Analysis

	Implied Price Calculation		
	Market	Premium	Squeeze-Out
1 Day	$164.35	12.9%	$185.55
1 Month	$149.76	21.3%	$181.66

Source: ThomsonOne, Goldman Sachs presentation, Novartis press release, RiskMetrics M&A Note (2/16/2010)

Confidential

Alcon

6. Alcon's Business Plan Reflects Management's Best View of the Future

Goldman Sachs / Novartis Assertion	Greenhill / IDC Response
Greenhill performed an "overly simplistic, straight-line extrapolation of the management plan"	• The starting point of the projections is Alcon's Strategic Plan (through 2012), updated for actual performance • Management also provided detailed top-line estimates of global brand revenue for 2013-2015 • Growth rates beyond 2012 were determined based upon management's estimates of the long-term growth trend of each segment • Alcon expects to grow their business faster than the market • Constant margins is a conservative assumption given Alcon's track record of margin expansion

Alcon's Pharma Revenue Forecast is Overly Optimistic	• Alcon management has exceeded consensus earnings estimates 28 of 31 times since going public in 2002
	  ▸ Management is very conservative in their approach to forecasting
	  ▸ **Goldman Sachs / Novartis have failed to present a valid reason explaining how they could construct a more credible view of Alcon's projected financials than Alcon's own management team, and they have not shared any details with us**
	• Absent another global financial crisis, Alcon management cannot envision a scenario under which Pharma revenue would decline 5% per annum from 2009 to 2012, as Novartis has assumed for purposes of its calculations
	  ▸ Alcon has no significant patent expirations prior to 2012
	  ▸ All known negative events (e.g., Xalatan patent expiration and Tobradex patent expiration) have already been factored into the Plans
	    – Even the timing for ultimate resolution (trial plus appeal) for some of the patent challenges occurs after 2012
	  ▸ Q1 2010 Pharma revenue increased 16.3% (11.7% organic growth) compared to Q1 2009
	  ▸ Goldman Sachs / Novartis have provided no detail to support their Pharma revenue estimates

Alcon Pharma Patents are "Subject to Significant Litigation"	• Goldman Sachs asserts that Travatan/Z, Pataday and DuoTrav are subject to significant patent litigation
	  ▸ Pataday
	    – In the unlikely event that Alcon loses the Pataday patent litigation, the earliest that a competitor could launch a generic would be June 2011 (June 2012 assuming Alcon appeals the decision)
	    – Alcon would employ multiple strategies (e.g., OTC, generic, etc.) to offset any hypothetical lost revenue
	  ▸ Travatan
	    – The Travatan trial is not scheduled to start until March 2011 (and typically takes at least one year until initial judgment)
	    – Alcon is currently converting the market to Travatan Z and expects to discontinue Travatan classic in 2010 in the U.S.
	  ▸ DuoTrav (OUS product) patents are not being challenged
	  ▸ Any patent expiries principally risk U.S. revenues only
	• Novartis made similar arguments about patent exposure in April 2008 related to Vigamox but Alcon subsequently prevailed on all Vigamox patent challenges, providing substantial upside to Novartis' then-current view of Alcon's future
	• Alcon has a track record of product life cycle extensions and has managed through patent expirations in the past
	  ▸ Ophthalmology is different than many other markets in this regard, especially in light of Alcon's market position

Confidential

Alcon

6. Alcon’s Business Plan Reflects Management’s Best View of the Future

Goldman Sachs / Novartis Assertion	Greenhill / IDC Response

Payor Pressure

- CMS requires Part D plans to offer two drug choices in their formularies; Alcon management expects generic Xalatan to become a Tier 1 drug with Travatan Z (as the logical second choice) as a Tier 2 drug, based on management’s knowledge of formularies
  - Demonstrated improvement in efficacy – physicians prefer the safer preservation system of Travatan Z, as evidenced by its substantial recent market share growth (#2 player with 21.1% share, with Travatan holding another 8.4%)
  - **It is the <u>only</u> BAK-free product on the market**
- Management's forecast already includes lower growth and lower market share as a result of these changes in the prostaglandin market

Alcon’s Forecast Margin Expansion is “Too Aggressive”

- Alcon has demonstrated its ability to expand operating margins since its IPO
- On the other hand, Novartis has provided no evidence to support its thesis that Alcon’s margin expansion assumptions are “too aggressive”

Alcon Historical Gross Margins



80%
77%
74%
71%
68%
65%
2001-2009: 53 bps average increase per year
70.9%
70.3%
70.5%
72.4%
75.3%
75.6%
75.5%
76.6%
75.2%
77.2%
2001
2002
2003
2004
2005
2006
2007
2008
2009
Q1 2010

Alcon Historical EBIT Margins



40%
36%
32%
28%
24%
20%
16%
2001-2009: 167 bps average increase per year
21.4%
23.6%
25.6%
28.9%
32.7%
32.6%
34.4%
35.2%
34.8%
37.9%
2001
2002
2003
2004
2005
2006
2007
2008
2009
Q1 2010

Escalating Tax Rate

- Greenhill / IDC is using a 27% terminal tax rate for valuation purposes (in agreement with Goldman Sachs)
- However, we view this as a very conservative assumption as it assumes that Alcon and Novartis pursue no initiatives to extend their tax holiday in Switzerland
  - The same conditions (and opportunity) that existed when Alcon was first awarded the tax holiday will exist upon its expiration

Confidential

Alcon

6. None of the Risks Identified by Goldman Sachs Are New Since April 2008

In many ways, Alcon's business is stronger today than in April 2008 despite the global economic recession

- When Novartis / Goldman Sachs performed their work for the Nestlé transaction, they were aware of all the risks they have highlighted
  - Goldman Sachs acknowledged that these were factored into their initial analysis
  - We have not been told of any "new" risks
  - Numerous risks have since been eliminated (e.g., successful resolution of the Vigamox patent litigation)
  - Numerous positive developments have occurred (highlighted on page 7), which were not known in early 2008, providing upside to the Plans and Novartis' investment case
- All actual patent expiries were known in April 2008
- Patent litigation on Patanol, Pataday, Patanase and Travatan / Z were filed or expected in April 2008

Source: Public filings, Alcon 2010 Operating Plan, Alcon 2009 Strategic Plan

Confidential

Alcon

7. A Cash Transaction is Highly Accretive to Novartis Shareholders

A cash purchase of the Alcon minority shares would be accretive to Novartis shareholders up to a purchase price well in excess of $250 per Alcon share

- Accretion / Dilution to Novartis shareholders should be viewed from the perspective of the entire transaction and not one component of the deal that Novartis chose to fund with stock
  - Taken as a whole (76% / 24% cash / stock deal), the deal is very accretive to Novartis
- Novartis' proposed merger is only dilutive because Novartis is viewing the proposal for the minority in isolation, which it structured as an all-stock deal
  - Novartis chose to allocate all of the stock issued in the entire transaction to acquire the shares held by Alcon's minority shareholders
- A cash offer to Alcon's minority shareholders would be highly accretive to Novartis shareholders
  - In fact, a cash transaction for the shares held by Alcon's minority shareholders would be accretive to 2011E Cash EPS for Novartis shareholders for the squeeze-out transaction in isolation up to a purchase price well in excess of $250 per Alcon share
- Alcon minority shareholders did not request stock and, in fact, have expressed a strong preference for cash
  - As such, they should not be doubly penalized by being forced to take a lesser value in an unwanted form

Confidential

Alcon

8. Current Alcon Share Price is Artificially Deflated due to the Market's Perceived Risk of Extended Litigation with Novartis

Alcon's current share price does not reflect the market's view of Alcon's intrinsic value, which is supported by recent Wall Street analyst commentary

- Alcon's current share price does not reflect the market's view of Alcon's intrinsic value and is artificially deflated by multiple factors
  - Novartis' aggressive and misleading statements have adversely affected Alcon's share price
    - Upon launch, Novartis suggested that it could unilaterally determine a fair price and vote it through once it had control
    - Recently, we have learned that Novartis has told shareholders that it does not need to own the minority, suggesting it might withdraw its offer, thereby causing arbitrage funds to reduce their positions
  - Uncertainty surrounding timing of the merger transaction with a worst-case scenario resulting in protracted, and costly, litigation with Novartis
  - Market's lack of familiarity with Swiss merger laws results in inefficient pricing
- Recent analyst commentary supports our view that Alcon's intrinsic value is much higher than Alcon's current share price:

"Furthermore, we believe that it is in Novartis' best interest to reach a fair deal with ACL and begin to realize the synergies from its acquisition of ACL. We would also expect ACL shares to start trading closer to their ***intrinsic value (which we believe is $180)*** *and not the Novartis deal price given how much the stock has pulled back. Therefore, if ACL continues to report strong quarters such as what was seen in 1Q10, Novartis may lose an opportunity to negotiate the best deal for itself."*

Collins Stewart (5/21/10)

"We are upgrading ACL to Buy (from Hold) as we believe that the current stock price is overly discounting the company's fundamental value as well as the price Novartis will ultimately have to pay for the minority Alcon stub. While we believe much of this past week's pressure has been a combination of arbitrage trades unwinding and worries over FX and EU exposure, we still believe (as we stated in our 1/13/10 report) that Novartis will have to restructure and increase its original 2.8 share offer for the Alcon minority stake (likely with cash). In addition, at current share prices, the original Novartis offer would imply an ACL per share offer in the mid-$120 range, which is unrealistic and below Novartis's own calculation of an "unaffected" (pre-deal) Alcon price of $137. The bottom line is that we believe a wholly owned Alcon will allow Novartis to extract full synergies and that can only be accomplished if the offer for the minority stake is significantly higher than the current ACL share price."

Citi (5/21/10)

Source: Wall Street equity research

Confidential

Alcon

Other Clarifying Points

Goldman Sachs / Novartis Assertion	Greenhill / IDC Response
The Present Value of the Step 1 Price from 4/2008 of $143.18 per share is $142.38 per share today	▪ The notion that the expected future value of Alcon's stock price is lower than the present value (in 2008) is flawed ▸ If true, why would Novartis seek to acquire a company with depreciating equity value? ▸ Goldman Sachs / Novartis incorrectly applied Novartis' cost of debt, rather than the Alcon cost of equity – The majority shareholder, Nestlé, received cash, which they could invest in a similar risk project ▸ Goldman Sachs / Novartis incorrectly deducted dividends ▸ The actual present value of the cash component of Step 1 (assuming an 8.5% cost of equity for Alcon) is $175.32 per share ▸ Nestlé also received a put option, which was 20.5% in-the-money and granted Novartis a less-valuable call option, which was 21.9% out-of-the-money. This piece was ignored entirely by Goldman Sachs / Novartis ▸ Ultimately, the minority shareholders did not receive partial liquidity two years ago, nor a put option on their remaining stake. Simply put, they were not a part of that deal, and applying certain quantifiable and non-quantifiable metrics to the present scenario is inappropriate ▸ It is relevant, though, that the offer for the minority was made coincident with the execution of Step 2, whereby Novartis is acquiring a control block of stock for a present value of $181.71 per share
Novartis is a Superior Risk / Return Investment	▪ In addition to being an inferior risk / return proposition to Alcon (as illustrated on page 14), Novartis also underperformed the market over five of the past eight years and modestly on average over that period

Year	Novartis	S&P 500	Difference
2002	(22.7%)	(23.7%)	1.0%
2003	13.5%	26.4%	(12.9%)
2004	3.9%	9.0%	(5.1%)
2005	22.7%	3.0%	19.7%
2006	3.4%	13.6%	(10.2%)
2007	(9.9%)	3.5%	(13.4%)
2008	(12.5%)	(38.5%)	26.0%
2009	12.2%	23.5%	(11.2%)
Average	**1.3%**	**2.1%**	**(0.8%)**

Alcon

Alcon and Novartis Volatility Differential Over Time

Alcon Shows Consistently Higher Returns Over Time

Alcon's excess share price volatility versus Novartis' volatility has been tied to its significant outperformance of Novartis' shares

When shareholders are faced with the decision of lower volatility and a near-zero return, or higher volatility and an average annual return of ~25%, the preference is clear-cut

Alcon and Novartis Volatility Differential Compared to Alcon Share Price Outperformance



Indexed Share Price Performance
ACL 30-Day Volatility Less NVS 30-Day Volatility
600
500
400
300
200
100
0
70
60
50
40
30
20
10
0
(10)
(20)
Apr-02
Apr-03
Apr-04
Apr-05
Apr-06
Apr-07
Apr-08
Apr-09
Apr-10
ACL Indexed Share Price
NVS Indexed Share Price

Source: Bloomberg and FactSet